SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549
                                      March 10, 2000

                                        FORM N-8F/A

                     SECOND AMENDED APPLICATION FOR DEREGISTRATION
                             FILED PURSUANT TO SECTION 8(f)
                         OF THE INVESTMENT COMPANY ACT OF 1940


         The undersigned investment company hereby amends its amended application to the Securities and Exchange Commission for an order of deregistration that was filed March 1, 2000 under and pursuant to the provisions of Section 8(f) of the Investment Company Act of 1940 (the "Act") and in connection with such second amended application for deregistration submits the following information:


                            MASTER INVESTMENT TRUST
                                     Name

                               111 Center Street
                              Little Rock, AR 72201
    Address of Principal Business Office (No. & Street, City, State Zip Code)



Telephone Number (including area code):  (800) 643-9691

Name and address of agent for service of process:

                                    Richard H. Blank, Jr.
                                    Stephens Inc.
                                    111 Center Street, Suite 300
                                    Little Rock, AR  72201

                                    With a copy to:

                                    Robert M. Kurucza, Esq.
                                    Marco E. Adelfio, Esq.
                                    Morrison & Foerster LLP
                                    2000 Pennsylvania Ave., N.W., #5500
                                    Washington, D.C.  20006

I.     General Identifying Information

1.     Reason fund is applying to deregister:

       [   ]      Merger
       [X]        Liquidation
       [   ]      Abandonment of Registration
       [   ]      Election of status as a Business Development Company

2.     Name of fund:  Master Investment Trust

3.     Securities and Exchange Commission File No.:  811-6415

4.     Is this an initial Form N-8F or an amendment to a previously filed
       Form N-8F?

       [   ]    Initial Application                  [X]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

       111 Center Street, Little Rock, Arkansas 72201

6. Name, address and telephone number of individual the Commission staff should contract with any questions regarding this form:

       Janis E. Fonda, Esq.
       Morrison & Foerster LLP
       2000 Pennsylvania Avenue, N.W.
       Suite 5500
       Washington, D.C. 20006
       (202) 887-1537

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

       Wells Fargo Bank, N.A.                         Stephens Inc.
       525 Market Street                              111 Center Street, #300
       San Francisco, CA 94105                        Little Rock, AR  72201
       1-800-222-8222                                 1-800-643-9691

8.     Classification of fund:

       [X] Management company; [ ] Unit investment trust; or [ ] Face-amount certificate company.

9.     Subclassification if the fund is a management company:

       [X]    Open-end              [   ]    Closed-end

10.    State law under which the fund was organized or formed:
       Delaware

11. Name and address of each investment adviser of the fund (including sub-advisers) during the last five years:

       Wells Fargo Bank, N.A.                        525 Market Street
       (Adviser)                                     San Francisco, CA 94105

       Barclays Global Fund Advisors                 45 Fremont Street
       (Sub-Adviser to Asset                         San Francisco, CA 94105
          Allocation, Corporate Stock,
          and U.S. Government Allocation
          Master Portfolios)

12. Name and address of each principal underwriter of the fund during the last five years:

       Stephens Inc.
       111 Center Street
       Little Rock, AR 72201

13.    Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [   ]    Yes                 [X]    No

15.    (a)    Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X]  Yes     [   ]   No

              If Yes, state the date on which the board vote took place:
              July 24, 1997

       (b)    Did  the  fund  obtain  approval  from  the  shareholders   (here,
              "interestholders") concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [   ]  Yes   [X]   No

              Explanation: Pursuant to the authority vested in the Trustees in the Declaration of Trust, Article X, provision II, the Trustees terminated the trust by providing the interestholders with written notice of the liquidation.

II.    Distributions to Interestholders

16. Has the fund distributed any assets to its interestholders in connection with the Merger or Liquidation?

       [X]   Yes           [   ]   No

       (a) If Yes, list the date(s) on which the fund made those distributions: December 12, 1997

       (b)        Were the distributions made on the basis of net assets?

                  [X]   Yes                 [   ]   No

       (c)        Were the distributions made pro rata based on share ownership?

                  [X]   Yes                 [   ]   No

       (d)    Not applicable.

       (e)    Liquidations only:
              Were any distributions to interestholders made in kind?

                  [X]   Yes                 [   ]   No

                  If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of interestholders:

                  100% of the Trust's interests were owned by first-tier or second-tier affiliates within the meaning of Section 17(a). The following chart shows each master portfolio of the Trust and the respective % ownership of each portfolio by affiliates. Stagecoach Funds, Inc.
       ("Stagecoach") (File No. 811-6419) and Overland Express Funds, Inc. ("Overland") (File No. 811-8275), each a registered open-end management investment company, were affiliated interestholders, within the meaning of Section 2(a)(3)(A), of those portfolios in which they owned more than 5% of the outstanding interests. Stagecoach and Overland also could be viewed as affiliated persons, within the meaning of Section 2(a)(3)(C), of those portfolios in which they owned more than 25% of the outstanding interests. Also, Stagecoach, Overland and Master Investment Trust had the same investment adviser, Wells Fargo Bank, N.A., and hence Stagecoach and Overland could be deemed affiliated persons of each Portfolio within the meaning of Section 2(a)(3)(C) to the extent they were deemed to be under the common control of Wells Fargo Bank, N.A.

       Stephens Inc. was the principal underwriter for Stagecoach and Overland and the placement agent for Master Investment Trust. Although not an affiliated person of the portfolios under Section 2(a)(3) of the 1940 Act, Section 17(a)(2) would have prohibited an in-kind distribution to Stephens Inc., except a pro rata distribution made in reliance on Rule 17a-5 under the 1940 Act.

       Stephens Inc.'s investment in the master portfolios as described below was limited to the contribution of seed capital. In-kind distributions were made to Stagecoach and Overland and return of capital contributions were made to Stephens Inc.

---------------------------- --------------------------------------------------------------------------------
                                                     % Owned of Master Portfolio by:
     Master Portfolio
---------------------------- --------------------------------------------------------------------------------
---------------------------- -------------------------- -------------------------- --------------------------
                                    Stagecoach                  Overland                   Stephens
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Asset Allocation             99.99                      N/A                        0.01
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Cash Investment Trust        N/A                        99.99                      0.01
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Government-Corp. Income      N/A                        99.99                      0.01
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Capital Appreciation         22.29                      77.70                      0.01
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Corporate Stock              99.99                      N/A                        0.01
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Municipal Income             N/A                        99.99                      0.01
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Small Cap                    89.24                      10.75                      0.01
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Tax-Free Money Market        32.44                      67.55                      0.01
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
U.S. Government Allocation   99.99                      N/A                        0.01
---------------------------- -------------------------- -------------------------- --------------------------


17.    Not applicable.

18.    Has the fund distributed all of its assets to the fund's interestholders?

       [X]   Yes           [   ]   No

19. Are there any interestholders who have not yet received distributions in complete liquidation of their interests?

       [   ]   Yes                  [X]   No

III.   Assets and Liabilities

20.    Does the fund have any assets as of the date this form is filed?

       [   ]   Yes                  [X]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [   ]   Yes                  [X]   No

IV.    Information About Event(s) Leading to Request for Deregistration

22.    (a)        List the expenses incurred in connection with the Merger or
                  Liquidation:

              (i)   Legal expenses:  $18,392.00

              (ii)  Accounting expenses:  Not applicable.

              (iii) Other expenses (list and identify separately):

                    Interestholder Reports    $8,000.00

              (iv)  Total expenses (sum of lines (i)-(iii) above):  $26,392.00

       (b)        How were those expenses allocated?  Not applicable.

       (c)        Who paid those expenses?

                  The Administrator, Wells Fargo Bank, N.A., paid the expenses of the liquidation.

       (d) How did the fund pay for unamortized expense (if any)? Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [   ]   Yes                  [X]   No

V.     Conclusion of Fund Business

24.    Is the fund a party to any litigation or administrative proceeding?

       [   ]   Yes                  [X]   No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [   ]   Yes                  [X]   No


VI.    Mergers Only  (Not Applicable)


                                   VERIFICATION

       The undersigned states that (i) he has executed this Form N-8F/A second amended application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Master Investment Trust, (ii) he is the Secretary and Treasurer of Master Investment Trust, and (iii) all actions by interestholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F/A second amended application have been taken. The undersigned also states that the facts set forth in this Form N-8F/A second amended application are true to the best of his knowledge, information and belief.

                                                     /s/  Richard H. Blank, Jr.
                                                     --------------------------
                                                     Richard H. Blank, Jr.